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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70775

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Linqto Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

260 Madison Avenue
(No. and Street)

New York   **NY**   **10016**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Bowden   **408-878-6154**   **sean@linqto.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM LLP

(Name – if individual, state last, first, and middle name)

805 Third Ave, 14th Floor   **New York**   **NY**   **10022**
(Address)   (City)   (State)   (Zip Code)

9/24/2003   **587**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Bowden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Linqto Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYVAUGHN BROWN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BR0030223
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES OCTOBER 25, 2028

Signature:

Title: CEO

Notary Public

KYVAUGHN BROWN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BR0030223
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES OCTOBER 25, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LINQTO CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

INDEX TO FINANCIAL STATEMENTS



New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Linqto Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Linqto Capital LLC (the "Company"), as of December 31, 2024, and the related statements of operations, changes in member's deficit and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has member's deficit, incurred operating losses, no revenue and will require additional capital to continue as a going concern. In addition, as described in Notes 6 and 7, the Company is subject to an ongoing investigation by FINRA Enforcement as well as potential involvement in a broader SEC investigation and its parent has initiated Chapter 11 proceedings in U.S. Bankruptcy Court. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

New York, NY   Washington DC   Mumbai & Pune, India   San Francisco, CA

Houston, TX   Boca Raton, FL   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Commission Act of 1934, Schedule II, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934 and Schedule III, Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Commission Act of 1934, Schedule II, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934 and Schedule III, Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934, is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2025.

New York, NY
July 10, 2025

New York, NY   Washington DC   Mumbai & Pune, India   San Francisco, CA

Houston, TX   Boca Raton, FL   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Linqto Capital LLC
Statement of Financial Condition
(In thousands)

		December 31, 2024
Assets		
Cash	$	1,951
Prepaid expenses and other current assets		41
Total assets	$	1,992
Liabilities and member's deficit		
Due to affiliates	$	2,858
Accounts payable and accrued expenses		15
Total liabilities		2,873
Commitments and contingencies (Note 6)		
Member's deficit		(881)
Total liabilities and member's deficit	$	1,992

The accompanying notes are an integral part of these financial statements.

Linqto Capital LLC
Statement of Operations
(In thousands)

		Year Ended December 31, 2024
Revenue		
Commissions revenue	$	—
Expenses		
Compensation and benefits		1,006
Accounting and professional fees		247
Legal expenses		581
Other operating expenses		70
Total expenses		1,904
Net loss	$	(1,904)

The accompanying notes are an integral part of these financial statements.

Linqto Capital LLC
Statement of Changes in Member's Deficit
Year Ended December 31, 2024
(In thousands)

	Member Contributions		Accumulated Deficit		Total Member's Deficit	
Balance as of December 31, 2023	$	350	$	(1,138)	$	(788)
Net loss		—		(1,904)		(1,904)
Member contributions		1,811		—		1,811
Balance as of December 31, 2024	$	2,161	$	(3,042)	$	(881)

The accompanying notes are an integral part of these financial statements.

Linqto Capital LLC
Statement of Cash Flows
Year Ended December 31, 2024
(In thousands)

Cash flows from operating activities		
Net loss	$	(1,904)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		(35)
Due to affiliates		329
Accounts payable and accrued expenses		(43)
Net cash used in operating activities		(1,653)
Cash flows from financing activities		
Member contributions		1,811
Net cash provided by financing activities		1,811
Net increase in cash		158
Cash, beginning of year		1,793
Cash, end of year	$	1,951

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

Linqto Capital, LLC (the "Company"), a wholly owned subsidiary of Linqto, Inc. (the "Parent"), is a Delaware limited liability company formed on March 26, 2021, and headquartered in San Jose, California. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") on November 22, 2022, approved to engage in the private placement of securities as well as the operation of an alternative trading system ("ATS").

The Company was established with the intention of engaging in the approved activities but was not ever engaged to provide such services to Linqto Liquidshares LLC ("Liquidshares"), an indirect, wholly owned subsidiary of the Parent, or any other parties, during the period covered by these financial statements. Liquidshares, acting as the primary investor, purchased shares of private company securities ("Securities") primarily in the secondary market. Liquidshares then purported to allocate an economic interest in the Securities to a special purpose vehicle in the form of a series of Liquidshares (the "Series") and offered Customers the opportunity to purchase an indirect economic interest in the Securities by purchasing units in the Series.

The Company does not carry or clear customer accounts. The accompanying financial statements may not necessarily be indicative of conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements and notes have been prepared pursuant to accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. All dollar amounts in tables, except unit amounts, and in the notes to the financial statements are presented in thousands unless otherwise noted.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, liabilities and stock-based compensation at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the Company's estimates and assumptions and these differences could be material.

REPORTABLE SEGMENTS

The Company operates the business as one reportable segment. As noted above, the Company was not operational during the period covered by these financial statements.

(Dollar amounts in thousands)

CASH

Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. As of the year ended December 31, 2024, the Company held $1,951 in cash, of which approximately $1,701 exceeded the insured limits. No losses have been experienced related to such accounts.

SHARE-BASED COMPENSATION

Share-based compensation expense is allocated to the Company by the Parent. The Parent has an equity incentive plan under which stock options have been granted. The Parent recognizes share-based compensation expense in accordance with ASC 718, "*Compensation – Stock Compensation*", which requires stock-based compensation cost be measured at the grant date based on the fair value of the award and recognized as compensation expense over the requisite service period. The Parent recognizes the impact of forfeitures as they occur.

INCOME TAXES

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of ASU 2023-07 did not have a material impact on the Company's financial statements.

NOTE 3: RELATED PARTY TRANSACTIONS

Expense-Sharing Agreement

During 2024, the Company had an expense sharing agreement ("ESA"), in compliance with FINRA Notice to Members 03-63 (the "Notice"), in place with its Parent. Pursuant to the ESA, the Company's Parent allocates a portion of indirect expenses to the Company which are primarily comprised of employee-related expenses, rent, technology services and software application subscriptions provided by the Parent. The allocation of indirect expenses is based on the Company's estimate of those costs incurred by the Parent to support the operations of the Company. In accordance with the Notice, the allocation of these expenses is performed on a reasonable basis and approximates the proportional cost of a service or product to the proportional use of or benefit derived. The terms of the ESA are reviewed periodically. Indirect expenses allocated to the Company pursuant to the terms of the ESA for the year ended December 31, 2024, were $1,085.

(Dollar amounts in thousands)

For the year ended December 31, 2024, $1,916 of direct and indirect expenses were paid by the Parent on behalf of the Company.

Due to Affiliates

The due to affiliates balance represents the Company's liability to its Parent for direct expenses paid on behalf of the Company, allocated indirect expenses, and amounts owed to Liquidshares related to the redemption revenue collected by the Company on behalf of Liquidshares. As of December 31, 2024, the total balance of $2,858 consists of $124 owed to the Parent for direct and indirect expenses and $2,734 owed to Liquidshares for redemption revenue.

Contributions

During the year ended December 31, 2024, a total of $1,811 of direct and indirect expenses allocated to and owed by the Company to the Parent were forgiven by the Parent in lieu of a capital contribution.

It is possible that the terms of certain related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: SHARE-BASED COMPENSATION

Equity Incentive Plan

Share-based compensation expense allocated to the Company was $75 for the year ended December 31, 2024 and was included as a component of compensation and benefits within operating expenses on the statement of operations.

The Parent adopted its 2019 Equity Incentive Plan in 2019 and adopted the amended 2019 Stock Plan in 2023 (the "Plan"). Prior to the adoption of the Plan, the Parent's 2009 Equity Incentive Plan (the "2009 Plan") was in effect. The Plan provides for the grant of stock options, restricted stock awards and restricted stock units ("RSUs"), and is intended to help the Parent secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Parent and provide a means by which the eligible recipients may benefit from increases in value of the Parent's common stock.

The Plan provides for the issuance of an aggregate number of shares of common stock not to exceed 18,933,985 shares and is administered by the Parent's Board of Directors in accordance with the provisions of the Plan. For the year ended December 31, 2024, RSUs and stock options have been granted under the Plan.

Stock options

Stock options granted under the Plan generally vest over four years, with 25% cliff vesting at one year after the grant date and the remainder vesting monthly over the remaining three years. Stock options generally expire 10 years from the grant date. The Parent has made an accounting policy election to recognize the

(Dollar amounts in thousands)

effect of forfeitures in compensation cost when they occur. Accordingly, previously recognized compensation cost related to forfeited awards is reversed in the period that the award is forfeited.

The Parent measures stock-based compensation cost of the stock options based on the grant date fair value of the stock option, determined using the Black-Scholes option pricing model, and recognizes expense over the service period of the awards. The significant unobservable inputs in the Black-Scholes model used to determine the grant date fair value of the stock options issued for 2024 were as follows:

	Year Ended December 31, 2024
Fair value of common stock	$3.68 - $4.63
Dividend yield	0.0%
Risk-free interest rate	3.8% - 4.5%
Expected volatility	54.9% - 57.4%
Expected term (in years)	5.3 - 6.1

Expected term is the estimated period over which recipients are expected to hold their options. Volatility is based on a range of volatilities used by comparable public companies. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date with a maturity date commensurate with the expected term of the associated award. The inputs utilized require judgment and estimates. Changes in these inputs could impact the measurement of the estimated fair value.

NOTE 5: REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act of 1934). Under the basic method permitted by this rule, net capital, as defined, shall not be less than the greater of $5 or 6.667% of aggregate indebtedness. As of December 31, 2024, the Company's net capital deficit was ($922), which was approximately $1,114 below its required net capital of $192, and its percentage of aggregate indebtedness to net capital deficit was (311.6)%.

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3) and computation of customer and proprietary securities ("PAB") account reserve requirements and possession or control requirements as the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages.

The Company is currently the subject of an ongoing investigation by FINRA Enforcement, as well as potential involvement in a broader SEC investigation focused on the Company's Parent and its affiliated fund, Liquidshares. The SEC has requested documents related to the Company's ATS. The Company is fully cooperating with all applicable regulatory inquiries.

(Dollar amounts in thousands)

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and will provide disclosures when losses are reasonably possible and records loss contingency reserves when losses are probable and reasonably estimable in accordance with the loss contingencies accounting guidance. As of and for the year ended December 31, 2024, there were no loss contingencies recorded related to these matters, as no loss was deemed probable and reasonably estimable.

NOTE 7: GOING CONCERN

In accordance with ASC 205-40, Presentation of Financial Statements – Going Concern, the Company's management has evaluated whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

On July 7, 2025, Parent, along with three subsidiaries (the Company is not a debtor in these Chapter 11 filings), initiated Chapter 11 proceedings in U.S. Bankruptcy Court (the "Court") to facilitate a court-supervised restructuring that is expected to allow it to restructure the business and help resolve ongoing regulatory investigations faster. As of December 31, 2024, the Company has incurred recurring operating losses, has limited liquidity, and—to the extent allowed by the Court as set forth in the court-approved budget—is dependent on the Parent's continued capital contributions to fund operations. The Parent has confirmed the existence of regulatory investigations, including an investigation by the Securities and Exchange Commission, involving potential serious securities law violations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To mitigate the concerns about the Company being able to meet its obligations, Management has confirmed that the Bankruptcy Court has approved the budget for the debtor-in-possession ("DIP") financing secured by the Parent, which per the signed ESA and subject to the Court's approval, covers the majority of the operating costs incurred by the Company. The Parent has secured debtor-in-possession (DIP) financing, which the Court approved at a hearing on the matter, on July 8, 2025. The Parent has further implemented a plan to significantly reduce and delay certain expenditures to improve their overall financial position, as part of its efforts to reorganize, while it formulates a final plan of reorganization (the "Reorg Plan") for the Court's approval. The Parent's negotiations with investors and creditors are ongoing. As such, the Parent expects to have these issues resolved over the next 10-12 months, through the court-approved Reorg Plan. Additionally, the Parent is re-evaluating its business strategy and is seeking new ways to monetize existing resources, in a manner consistent with the US Bankruptcy Code and approved by the Court. However, there can be no assurance of these desired outcomes as they are subject to the Parent's ability to secure funding in sufficient amounts and on acceptable terms, and subject to the Court's approval.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8: SUBSEQUENT EVENTS

On March 31, 2025, the General Committee of the Board of Directors of the Parent approved, by unanimous written consent, the conversion of $1,669 owed to Liquidshares as of December 31, 2023, into a capital contribution, effective as of that same date.

(Dollar amounts in thousands)

From January 1, 2025, through the date these financial statements were issued, the Parent forgave an additional $825 in allocated expenses in lieu of cash capital contributions and made cash contributions of $500 to the Company.

The Company is in full compliance with minimum regulatory net capital requirements as of March 31, 2025 through May 31, 2025 – the most recent amended FOCUS report filed by the Company, as a result of the aforementioned 2025 capital contributions.

On July 7, 2025, Parent, along with three subsidiaries, filed for voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court for the Southern District of Texas. Parent management took this step to protect and maximize stakeholder value through a court-supervised restructuring and expects to continue operating throughout the restructuring process.

The Company evaluated subsequent events through the date these financial statements were issued and determined that there were no other reportable events requiring disclosure.

Linqto Capital LLC
Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934
December 31, 2024

The accompanying supplemental schedules are prepared in accordance with the requirements of and general format of FOCUS Form X-17A-5.

Linqto Capital LLC
Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities and Exchange
Commission Act of 1934
December 31, 2024

	December 31, 2024
Net Capital	
Total member's deficit qualified for net capital	$ (881)
Deduction for non-allowable assets:	
Prepaid expenses and other assets	(41)
Net capital deficit	(922)
Aggregate indebtedness	$ 2,873
Computation of Basic Net Capital Requirement	
Minimum net capital required (amount based on the greater of $5,000 or 6.667% of aggregate indebtedness)	$ 192
Excess net capital deficit	$ (1,114)
Ratio of aggregate indebtedness to net capital deficit	(311.6)

Pursuant to Rule 17a-5(d)(4), there are no material differences between the computation of net capital under Rule 15c3-1 included in this supplemental schedule and that reported by the Company in the amended Part IIA (Unaudited) FOCUS Report as of December 31, 2024, as filed July 9, 2025.

Schedule II
Computation for Determination of the Reserve Requirements
for Brokers and Dealers Pursuant to SEC Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2024

The Company is exempt from the Computation of a Reserve Requirement because the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5.

Schedule III
Information Relating to the Possession or Control Requirements
for Brokers and Dealers Pursuant to SEC Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2024

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 because the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5.



RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Linqto Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Linqto Capital LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company operates an Alternative Trading System for secondary trading of equity securities, including electronic communications and private placements of equity securities. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Linqto Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Linqto Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RBSM LLP

New York, NY
July 10, 2025

Linqto Capital LLC
Statement of Exemption

Linqto Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR 240.17a-5 because the Company is approved to operate an Alternative Trading System for secondary trading of equity securities, including electronic communications and private placements of equity securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not and will not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) through December 31, 2024 without exception.

I, Sean Bowden, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: July 10, 2025

Linqto Capital LLC

Signed by:

Sean Bowden

29219547BF4D4AD...

Sean Bowden
Chief Executive Officer